August 13, 2024

Gareth Genner
Chief Executive Officer
T Stamp Inc.
3017 Bolling Way NE, Floor 2
Atlanta, GA, 30305

       Re: T Stamp Inc.
           Registration Statement on Form S-3
           Filed July 18, 2024
           File No. 333-280884
Dear Gareth Genner:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 Filed July 18, 2024
Voting Limitation Agreement, page 6

1. We note that on July 13, 2024 you and the Selling Stockholder entered into a Voting
       Limitation Agreement whereby the Selling Stockholder cannot vote its shares representing more than 19.99% of the issued and outstanding shares of your Common
       Stock without stockholder approval, or until after the SPA is ratified at the next general meeting of stockholders, at which point voting power will be restored. Please expand your disclosure to clarify the reasons behind the voting limitation.
 August 13, 2024
Page 2
General

2. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, a single private investor and timing of the private offering, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and
       Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charli Wilson at 202-551-6388 or Larry Spirgel at 202-551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew Stephenson